UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Form 6-K is incorporated by reference into (i) the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 9, 2018 (File No. 333-224206), as amended by Post-Effective Amendment No. 1 to the registration statement, filed with the SEC on February 19, 2020 and (ii) the registrant’s registration statement on Form F-3 (File No. 333-237996) that was declared effective by the SEC on July 29, 2020.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: July 31, 2020	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Exhibit Index

Exhibit	Description

99.1	Guarantee Indenture, dated as of July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada

99.2	Guarantee Indenture, dated as of July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada

99.3	Guarantee, dated as of July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada

99.4	Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Asset Management Inc., Brookfield Renewable Partner L.P., Brookfield Renewable Energy L.P. and others

99.5	Equity Commitment Agreement, dated as of July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

99.6	First Amendment, dated July 30, 2020, to the Third Amended and Restated Master Services Agreement, by and among Brookfield Asset Management Inc., the Service Recipients and the Service Providers named therein

99.7	Code of Business Conduct and Ethics